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AMENDMENT

        This amendment (this "Amendment") to the Stock Purchase Agreement, dated as of November 5, 2005, by and between Rentech Development Corporation and Royster-Clark, Inc. (the "SPA") is made on February 8, 2006.

        In accordance with Section 9.1(a) of the SPA, effective as of January 3, 2006, clause (b) of Section 5.16 of the SPA is hereby amended by replacing the phrase "within sixty (60) says after the date hereof" with the phrase "on or prior to March 15, 2006".

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        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

ROYSTER-CLARK, INC.
By:	/s/ G. KENNETH MOSHENEK Name: G. Kenneth Moshenek Title: President
RENTECH DEVELOPMENT CORPORATION
By:	/s/ RICHARD O. SHEPPARD Name: Richard O. Sheppard Title: President

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AMENDMENT